SEC Correspondence Filing Requested by Mr Burak – please do for this communication

From: Andre Weisbrod [mailto:andre@sfamoney.com]
Sent: Thursday, June 15, 2017 1:45 PM
To: Burak, Tony

Subject: STAAR Investment Trust Responses

Dear Mr. Burak,

Here are my responses to your comments.  Please let me know if you have further questions.   I appreciate your patience with the delays.

Thank you.

Andre Weisbrod

Annual Report 12/31/16

1.

STBF Management Discussion of Fund Performance:  You asked whether the statement “in line with objectives” was misleading.    The prospectus objective states, “The STAAR Short Term Bond Fund seeks to create income with an emphasis on safety of principal.”  This Fund is designed to be short term with an emphasis on principal stability and is best used as a holding place in lieu of cash.  We see it an alternative to a money market fund, which is explained in the next sentence of the discussion.  It was in that context that the statement was made.   Since we are re-filing the NSAR (per items addressed below), we will change the statement to read, “The Fund’s 0.11% total return trailed its benchmark index.  However, our approach…”

2.

ACF Performance Table:  You said that while we mentioned the change in comparative index, we did not mention the year of change in the index (Footnote 1, Page 14).  You said that since it was years ago it should be deleted.   We will make the change in our NSAR re-filing and delete it in the future.

3.

Footnote 1 references “**” that might apply:   Since there were none, this should be deleted.  We will do so going forward.

4.

Page 5 SCSF narrative:  You noted some inconsistent language, particularly the phrase “in the first half of 2016.”  We will make corrections in our NSAR re-filing and take extra care in proof reading in the future to avoid such carry-overs from previous Reports.

5.

Page 4 LCSF narrative:  You said the reference to the S&P 500 should not be made there.  We will delete in our NSAR re-filing and going forward.

General Comment: You suggested that we could be more consistent in terminology, such as slightly differing names for indexes.   You noted that in one place we included “international” and in another we just wrote “EAFE.”  We will be careful to review this and do a better proof-reading job going forward.

Graphic Charts:  You recommended going forward that we clarify what the percent is based on, i.e. “percent of NAV,” which it is, perhaps in a footnote.  We will do this.

Schedule of Investments:  GBF and STBF Fund Government Holdings.  You asked for confirmation of the prospectus 40% government backed holdings requirement.  There have been short periods of time when there was less than 40%.  Most often this is due to withdrawals or exchanges.  At such times, selling corporate bonds could result in unnecessary detrimental performance for other shareholders.  Therefore, for relatively short periods we have delayed re-balancing.  The last time I calculated the Funds’ percentage on May 18, the GBF had 40.5% government and the STBF 43.1%.

Statement of Assets & Liabilities, “Other Accrued Expenses”:   You noted that, while “it is not a huge issue,” the rules require any material amounts to be broken out.  You asked me to explain whether anything in the “Other” line item could be considered material.  I reached out to our auditors and got this reply: “The amounts listed as the “other accrued expenses” are all well below the planning materiality established as part of planning procedures. Considering our evaluation of these accounts I would not consider a further breakout to be necessary.”

Notes to Financial Statements:

1.

You said that we should include a note that “the Funds follow accounting guidance under ASC 946.”  You said the 4th paragraph mentioning accounting standards is dated (FAS 157) and should be deleted.   You said ASC 820 is OK.   I have shared this with the accountants/auditors and we will do so going forward.

On Page 47 you said that paragraphs 1 and 2 plus the first part of page 48 are obsolete and should be deleted.  I will bring this to the attention of our accountants and have them make corrections going forward.

2.

RE: Page 48 You asked that we state that other mutual funds held are valued at Net Asset Value per share.  We will do so going forward.

3.

On Page 52, Note 3, you asked whether there is any “claw back” provision in our prospectus.    I looked for one and could not find any.  In practice we have not and would not exercise any claw-back.

Availability of Proxy Voting Record, Page 66:    You said that in the second paragraph we should include a note that “Proxy records are available at www.sec.gov.”  We will inform our document preparers.

Advisory Agreement Renewal:  You asked that we “expand the discussion of the advisory agreement renewal to discuss each factor considered by the board during the approval process, and the board’s conclusion regarding each factor.  See Form N-1A Item 27(d)(7).  We note that this was commented upon during the previous SOX review.  The registrant submitted a more detailed discussion of the factors considered during the approval process in correspondence, but the enhanced disclosure was not included in subsequent shareholder reports.”   We will do so going forward.

Report of the Independent Accounting Firm, Page 57:   You said that the date of confirmation should be included in the first paragraph, 3rd line, and any other places they are named.   My notes also say, and you reiterated in your written follow-up, that the NCSR needs re-filed on Edgar.    I informed the accountants/auditors and the document preparers.   The auditor’s response: “I’m not sure why, but on the SEC filing, date as of dates of December 31, 2016 are omitted from the first and third paragraph. The auditors’ reports that we had issued contain the stated dates, upon the filing there must have been a technical glitch where the balance sheet date of December 31, 2016 didn’t show up. I would think that an updated filing showing these dates would be appropriate.”  I will instruct our filers to make the corrections and re-file the NCSR.

NCSR Item 3: Richard Levkoy is listed as “expert.”  It needs to state that he is an “independent” director, which he is.  I will inform the accountants and the document preparers.

NSAR Year-end filed on Feb. 28, 2017:  On the Exhibit – Internal Control Note – you said it needed to be amended to include the dates (1st and last paragraphs) of the Financial Statements.  I also have a note here that says, “When amended, certification needs updated also.”  I am not sure what this means.  Pleas clarify.  In your written follow-up you say that an amended NSAR needs to be filed “to include a completed internal control letter.”  The auditor’s response: “Same as the response above, I’m not sure why the date of December 31, 2016 was inadvertently not shown when the filing was made. I would think that an updated filing showing these dates would be appropriate.”  I will instruct our filers to make the corrections and re-file the NSAR.

Prospectus

1.

STBF: you noted a reference that the management fee was reduced in2012, and that it was also waived in recent years.  The table therefore showed zero management fees.  You said that the fees should still be shown in the table and footnoted as waived along with the effect on total expenses.  In your written follow-up you state that “The management fee in the table should be grossed up to reflect the full management fee charged to the fund, with the waiver shown as a reduction to total fund expenses.”   I will inform our document preparer and make the change going forward.

2.

You ask that we “delete the fee table footnote describing a reduction in management fees effective Jul. 1, 2012.” I will inform our staff, accountant and document preparer to make the change going forward.

Funds’ Web Site

You referenced a statement that “the four equity funds of the trust … without sales charges.”  I could not find the specific reference.  I think you were referring to the purchase of other mutual funds (fund of funds aspect).  You, as had the other examiners, questioned that we had A shares for some funds.  These shares were bought at a time (some as long as 21 years ago) when the minimum purchase levels were made to be able to buy at net asset value.  No sales charges were incurred.  We have recently sought, where possible, to convert these to share classes with more favorable expense ratios.

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STAAR Financial Advisors, Inc
604 McKnight Park Dr
Pittsburgh, PA 15237
412-367-9076